UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 12 June 2026, London UK

GSK's momelotinib granted Orphan Drug Designations in the US and EU for VEXAS syndrome

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VEXAS syndrome is a rare, life-threatening haemato-inflammatory condition with no approved treatments
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ATLAS phase II/III trial in VEXAS underway, advancing momelotinib's broader development programme
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Designations support development efforts and regulatory evaluations for medicines with potential to treat or prevent rare disorders

GSK plc (LSE/NYSE: GSK) today announced that momelotinib, a JAK inhibitor with a differentiated mechanism of action, has received Orphan Drug Designation (ODD) from the US Food and Drug Administration (FDA) and European Medicines Agency (EMA) for the treatment of VEXAS (Vacuoles, E1 enzyme, X-linked, Autoinflammatory, Somatic) syndrome. VEXAS syndrome is a clonal myeloid disorder with rheumatologic and haematologic clinical features. It is a highly symptomatic progressive condition with poor prognosis and a 30-40% five-year mortality rate.[1] There are currently no approved treatment options.

The ODDs were supported by retrospective case studies demonstrating that JAK inhibitors may be an effective therapeutic option for VEXAS syndrome as well as evidence from a case report that indicated potential clinical benefit from treatment with momelotinib, including improvements in symptoms and VEXAS-related inflammation and haematological manifestations.[2] ODDs are granted by regulators to support the development efforts and regulatory evaluations of new medicines that have the potential to treat or prevent rare disorders.

The planned phase II/III ATLAS trial will evaluate momelotinib's efficacy and safety in VEXAS syndrome and will support planned global regulatory submissions.[3] The study design will be presented at the 2026 European Hematology Association (EHA) Congress taking place 11-14 June. The trial is part of momelotinib's ongoing development programme evaluating its potential across multiple haematological conditions.

Momelotinib (Ojjaara/Omjjara) is currently approved in the US for the treatment of intermediate- or high-risk myelofibrosis in adults with anaemia. It is also approved in the EU and UK for the treatment of myelofibrosis with disease-related splenomegaly or symptoms in adults with moderate to severe anaemia, and in Japan for the treatment of myelofibrosis.

About momelotinib
Momelotinib has a differentiated mechanism of action, with inhibitory ability along three key signalling pathways: Janus kinase (JAK) 1, JAK2, and activin A receptor, type I (ACVR1).[4],[5],[6],[7] Inhibition of JAK1 and JAK2 may improve constitutional symptoms and splenomegaly.4,5,7 Additionally, inhibition of ACVR1 leads to a decrease in circulating hepcidin levels, potentially contributing to anaemia-related benefit.4,5,6,7

The EU product information is available at:  OMJJARA-EPAR-PRODUCT-INFORMATION_EN.PDF

The US product information is available at:  OJJAARA-PI-PIL.PDF

About VEXAS syndrome
VEXAS syndrome is a recently classified clonal myeloid disorder with rheumatologic and haematologic clinical features. It is a highly symptomatic, severe, progressive condition with a poor prognosis and a 5-year mortality rate of 30-40%.1 The syndrome is characterised by a broad spectrum of inflammatory manifestations such as prolonged fever, weight loss, uveitis, relapsing chondritis, neutrophilic dermatosis, vasculitis and lung involvement.[8],[9],[10],[11],[12],[13] Additionally, patients often present with haematologic complications, including macrocytic anaemia, thrombocytopenia and progressive bone marrow failure, which can evolve to haematologic malignancy.8 Diagnosis is confirmed by genetic testing for the UBA1 gene mutation.[14] As UBA1 is located on chromosome X and the mutation is somatic, VEXAS syndrome predominantly affects men aged over 50 years. There are currently no approved treatments for VEXAS syndrome.14

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025, and GSK's Q1 Results for 2026.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

[1] Kötter I, Krusche, M. VEXAS syndrome: an adult-onset autoinflammatory disorder with underlying somatic mutation. Current Opinion in Rheumatology 2025;37(1):21-31.
[2] Kiem D, Leisch M, Toth I, et al. Momelotinib is effective in treatment for VEXAS syndrome: Two cases within the AGMT Austrian myeloid registry. Eur J Haematol. 2025;0:1-4.
[3] ClinicalTrials.gov. National Library of Medicine (US). Identifier NCT07569081, A Study Evaluating the Efficacy and Safety of Momelotinib in Participants With Vacuoles, E1-enzyme, X-linked, Autoinflammatory, Somatic (VEXAS) Syndrome (ATLAS). Available at: https://clinicaltrials.gov/study/NCT07569081.
[4] Chifotides, HT, Bose, P, Verstovsek, S. Momelotinib: an emerging treatment for myelofibrosis patients with anemia. J Hematol Oncol. 2022;15(7):1-18.
[5] Verstovsek S, et al. MOMENTUM: momelotinib vs danazol in patients with myelofibrosis previously treated with JAKi who are symptomatic and anemic. Future Oncol. 2021;17(12):1449-1458.
[6] Asshoff M, et al. Momelotinib inhibits ACVR1/ALK2, decreases hepcidin production, and ameliorates anemia of chronic disease in rodents. Blood. 2017;129(13):1823-1830.
[7] Oh S, et al. ACVR1/JAK1/JAK2 inhibitor momelotinib reverses transfusion dependency and suppresses hepcidin in myelofibrosis phase 2 trial. Blood Adv. 2020;4(18):4282-4291.
[8] Barba T, Jamilloux Y, Durel CA, et al. VEXAS syndrome in a woman. Rheumatology (Oxford) 2021;60:e402-3.
[9] Ferrada MA, Sikora KA, Luo Y, et al. Somatic mutations in UBA1 define a distinct subset of relapsing polychondritis patients with VEXAS. Arthritis Rheumatol. 2021;73:1886-9.
[10] Georgin-Lavialle S, Terrier B, Guedon AF, et al. Further characterization of clinical and laboratory features in VEXAS syndrome: large-scale analysis of a multicentre case series of 116 French patients. Br J Dermatol. 2022;186:564-74
[11] Borie R, Debray MP, Guedon AF, et al. Pleuropulmonary Manifestations of Vacuoles, E1 Enzyme, X-Linked, Autoinflammatory, Somatic (VEXAS) Syndrome. Chest 2023;163:575-85.
[12] Sakuma M, Blombery P, Meggendorfer M, et al. Novel causative variants of VEXAS in UBA1 detected through whole genome transcriptome sequencing in a large cohort of hematological malignancies. Leukemia. 2023:1-12.
[13] Grayson PC, Patel BA, Young NS. VEXAS syndrome. Blood. 2021;137(26):3591-4.
[14] Mekinian AM, Georgin‐Lavaille S, Ferrada MA, et al. American College of Rheumatology Guidance Statement for Diagnosis and Management of VEXAS Developed by the International VEXAS Working Group Expert Panel. Arthritis Rheumatol. 2025 Aug 11. doi: 10.1002/art.43287.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: June 12, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc